SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – 03/19

Clarifications on CVM/B3 Queries

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby provides clarifications on a news item published by Valor Econômico newspaper on January 17, 2019 under the title “Paraná descarta privatizar Copel” (“Paraná rules out privatization of Copel”), requested via Official Letter 31/2019-SAE, sent on January 17, 2019 by B3 S.A. – Brasil, Bolsa, Balcão, transcribed below.

January 17, 2019.
31/2019-SAE

Companhia Paranaense de Energia - COPEL
Attn. Mr. Adriano Rudek de Moura
Investor Relations Officer

Re: Request for clarifications on a news item published in the media

Dear Sirs:

A news item published in Valor Econômico newspaper on January 17, 2019 under the title “Paraná descarta privatizar Copel” (“Paraná rules out privatization of Copel”) states, among other matters, that the company:

1. Sees a potential revenue increase of around R$450 million in 2019, following conclusion of construction works that are behind schedule;

2. Will achieve savings of R$200 million in 2019 as a result of the latest voluntary redundancy program.

We request clarifications on said statements (either confirming or denying them), as well as any other information deemed relevant, by January 18, 2018.

In response, Copel explains that the potencial revenue, quoted in the interview, regarding the Colíder, Baixo Iguaçu and Cutia projects was reported based on information contained in documents duly filed on the CVM's website. The tables published on pages 43 and 46 of the press release filed on November 8, 2018 at the CVM, make available the price and quantity of energy sold, in order to obtain the expected revenue. In the following table, based on the data of the cited tables, the origin of the information is shown.

Notice to the Market – IR 03/19

Regarding to item 2, Copel clarifies that the reported value of savings with the redundancy program is also available on the CVM's website, in the press releases for the fourth quarter of 2017 and the first quarter of 2018, filed on June 14 and May 15, 2018, respectively, being R$ 40.4 million related to employee terminations in 2017 (page 16 of the 4T17 press release) and R$ 161.7 million related to the termination of employees in 2018 (page 3 of the press release 1T18), totaling, therefore, R$ 202.1 million in the economy.

Furthermore, the Company also highlights that such information was also addressed in the teleconferences of results made in 2018, available on the Company's investor relations website (link).

Finally, the Company informs that the above amounts do not constitute projections or estimates, and are only a consequence of facts already disclosed to the market.

Curitiba, January 18, 2019.

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 19, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.